Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

When Climate Action is the Business

Aspiration CEO Olivia Albrecht and co-founder Joe Sanberg discuss what it means to operate as a green business, and opportunities and challenges of building a new sector

Companies across every sector of the economy recognize the need to accelerate decarbonization, and many are turning to the fast-growing “green business” sector to provide a range of emissions-reducing products and services, including sustainable materials, software and IoT devices that measure carbon footprint, renewable energy, and carbon offsets. But what does it mean to be a green company, and how big a role can companies in this emerging sector play in driving the low-carbon transformation?

Olivia Albrecht

“As the global economy accelerates into a low-carbon world, businesses will be reshaped, invented and disrupted to deliver goods and services aligned to this new world order,”says Olivia Albrecht, the CEO of southern California-based Aspiration, which offers consumers, companies, and investors a portfolio of emissions reducing assets and investments.

With attention on the green business sector rising, Aspiration last year received $315 million in additional financing from major investors, to scale a suite of decarbonization products and services that include emissions measurement, nature-based carbon offsets, and customer and employee programs to help companies green their business.

In this conversation with Scott Corwin, Deloitte U.S. Sustainability, Climate & Equity practice chief strategy and commercialization officer, Albrecht and co-founder Joe Sanberg describe the opportunities and challenges of the business of helping companies make their low-carbon transformation, including issues surrounding the integrity and clear functioning of carbon markets.

Corwin: What does it mean from an operating perspective to have sustainability as both mission and business model?

Albrecht: Facilitating the transition to a net-zero economy was our mission model ten years ago when the firm was founded as a financial services business dedicated to empowering individuals to take climate action in their daily lives. That purpose-driven model remains at our core as we’ve expanded to engage with companies around the world that want to take climate action and invest in carbon removal programs. As our business has grown in size and scale, our purpose remains steadfast—to offer clients, individuals, and investors access to critical environmental projects with tangible, verified and broad impact.

Sanberg: That environmental mission means we approach business decisions from a very specific perspective—will this decision contribute to climate action? If it doesn’t, we don’t do it. It’s the difference between incorporating sustainability into your strategy and making sustainability the business strategy.

What role can green businesses like Aspiration play in advancing the net zero commitments of much larger, established companies?

Albrecht: We believe that when it comes to decarbonizing their business and operations, many companies will opt to use the services of businesses that specialize in decarbonization rather than build in-house capabilities. Companies like ours provide access to carbon projects originated by our carbon and environmental professionals to help drive credible climate solutions. For example, we recently partnered with the International Finance Corp. (IFC), a global investment fund that will raise private capital for an innovative model to source, tokenize, and sell high-quality, verified carbon credits.

Green businesses are already producing significant climate action outcomes. For example, on behalf of our customers, Aspiration has funded the planting of over 125 million trees—the equivalent of planting every tree in Central Park, every two hours. Most recently, we partnered with 1t.org to commit to planting 1 billion trees by 2030, a significant increase from the 100 million trees we initially committed to plant in the same time frame in 2021.

Two years ago, we looked beyond tree planting and invested heavily in verified carbon credits. Today we have proprietary access to nearly 400 million tons of carbon credits over the next couple of decades, which we are aiming to scale into a gigaton of carbon removal credits by 2030 to help support the growing demand from companies with net zero commitments by 2030.

Joe Sanberg

Sanberg: I’ll use the work we’re doing for a professional sports franchise as an example. We partnered with them to quantify and disclose their Scopes 1, 2 and 3 emissions. Measuring emissions gets complex very quickly as you get beyond operations into the supply chain and customer usage for Scope 3 emissions. The organization then leveraged the emissions analysis to help develop a decarbonization strategy, which includes investing in nature-based carbon offsets to help reduce their carbon footprint.

Another major element of the strategy is the work we’re doing with them to make their new arena the first climate-positive sports venue in the world. Tapping into our planet protection program, they enable ticket holders to plant trees for each ticket sold. That program helps the organization reduce its operational carbon footprint and aims to build its sustainability credentials with fans.

How do you characterize the growth opportunities and challenges for companies like yours that provide decarbonization services and products?

Albrecht: Decarbonization is a global megatrend that will change the trajectory of business in the decades ahead—and we’re only in the first chapter. Only about 20% of the largest companies in the world have made a net zero commitment. Over the next few years, we expect that number will rise substantially.

This transition won’t be easy, as we can all attest. Aspiration is proud to help advise, commit and invest in climate action to enable the low-carbon transformation. Look at carbon offsets, for example. The largest 5000 companies in the world have limited options to source the carbon credits that many are seeking to help reduce their carbon footprint. That is prompting some companies to lock in their long-term carbon offset supply to protect margins against price inflation.

At the same time, that market opportunity is itself a challenge. There will be more competition in the marketplace. Sustainability companies like ours will have to grow quickly and smartly to meet the increasing demand for green services and products, and to compete as larger companies pivot to the market.

Sanberg: I think the biggest challenge is inertia. It can be hard as a company leader to get people, including your leadership team, investors, and customers, to do something different when what you’ve been doing has been successful. I think that’s part of the reason so many companies, governments, and people aren’t acting with urgency to stop climate change despite understanding—and increasingly experiencing—the consequences of not taking action. A big part of that reluctance is about money, but it’s also about having to think very differently about how to operate, invest, and manage risk.

Demand for carbon offsets is rapidly growing, but they face skepticism about their value to reduce emissions and have been linked to greenwashing. How can companies ensure that their offset purchases truly reduce planet-wide emissions, and prove that to stakeholders?

Albrecht: In short, you have to do your homework. We perform our due diligence on climate investments, with the same rigor as we would any institutional investment. The market continues to evolve with greater transparency and credibility with verification organizations like Verra, Gold Standard, American Carbon Registry, Climate Action Reserve, and others. Look for carbon credit issuers, whose portfolio of offsets meet the highest standards in the industry. The most environmentally valuable projects should meet or exceed standards for dependable and permanent climate impact; that strengthen, not harm, biodiversity; and that work with local communities where the carbon removal projects are located so that the work of fighting the climate crisis does not exacerbate inequalities, but instead helps the people around the world who are on the front lines of climate change and action.

Companies rightfully gravitate to carbon credits that have been verified as high quality by an independent and trusted verification source, to ensure the offsets deliver on their emissions reducing value. There would be no functioning carbon market without these standards, and the credits that these programs issue can be trusted to meet a minimum standard of rigor, transparency, reporting, and tracking.

Sanberg: Another important criteria companies can use to evaluate quality is whether the production of that carbon offset provides substantial co-benefits to people in the communities where the carbon offset asset is produced. For example, we partner with project developers that we vet for their integrity, situated in the local communities to ensure that reforestation programs both reduce true emissions and employ local people to create the carbon reduction assets.

Carbon offsets also get a bad reputation from companies using them to continue or greenwash their high-emissions activities. While there may be the occasional bad actor, most companies are looking to undertake authentic, high-integrity decarbonization action, which includes carbon credits for the residual carbon emissions that cannot be decarbonized by switching to renewable energy sources or other means. There is no simple solution to climate change. The reality is that we need to use all of the tools in our toolkit to fight climate change. Carbon offsets remain a critical tool.

—by Andy Marks, Deloitte Services LP, editor, Deloitte Insights for Sustainability Leaders

PUBLISHED ON: Nov. 2, 2022 3:38 pm ET

This article is part of an ongoing series of interviews with executives. The executives’ participation in this article are solely for educational purposes based on their knowledge of the subject and the views expressed by them are solely their own. This article should not be deemed or construed to be for the purpose of soliciting business for any of the companies mentioned, nor does Deloitte advocate or endorse the services or products provided by these companies.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III filed a registration statement, on February 14, 2022, which included a preliminary proxy statement/prospectus, with the United States Securities and Exchange Commission (“SEC”). The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in the registration statement described above. Additional information regarding the participants will also be included in the definitive proxy statement/prospectus, when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.